AMENDMENT TO WARRANT TO PURCHASE SHARES

This Amendment to Warrant to Purchase Shares (this “Amendment”), dated as of April 6, 2018, is by and between Hancock Jaffe Laboratories, Inc., a Delaware corporation (the “Company”), and [___________] (the “Holder”), and amends that certain Warrant to Purchase Shares, issued as of [__________], by the Company to the Holder (the “Warrant”). Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Warrant.

RECITALS

WHEREAS, the Warrant may be modified or amended with the written consent of the Company and the Holder; and

WHEREAS, the Company and the Holder desire to amend the Warrant to remove certain repricing provisions and the ratchet dilution adjustment provisions that would otherwise create derivative liability for the Company and negatively impact the Company’s shareholder’s equity, as hereinafter set forth and as subject to the terms and conditions of this Amendment.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration the receipt and sufficiency of which are hereby acknowledged and agreed, the parties hereby agree as follows:

1. Amendment to Section 3.4(d). The following provision from Section 3.4(d) of the Warrant is hereby deleted:

“provided, however, the Holder at its option may elect to receive an amount in unregistered shares of the common stock of the surviving entity equal to the value of this Warrant calculated in accordance with the Black-Scholes formula; provided, further, such shares of common stock shall be valued at a [thirty-five (35%) percent] discount to the VWAP of the common stock for the twenty (20) Business Days immediately prior to the Recap Event”.

New Section 3.4(d) of the Warrant shall now read as follows:

“(d) effect a capital reorganization or reclassification of its Common Stock, then, and in the case of each such Recap Event, proper provision shall be made to the ExercisePrice and the number of shares of Common Stock that may be purchased upon conversion of this Warrant so that, upon the basis and the terms and in the manner provided in this Warrant, the Holder shall be entitled upon the conversion hereof at any time after the consummation of such Recap Event, to the extent this Warrant is not converted prior to such Recap Event, to receive at the ExercisePrice in effect at the time immediately prior to the consummation of such Recap Event, in lieu of the Common Stock issuable upon such conversion of this Warrant prior to such Recap Event, the securities, cash and property to which such Holder would have been entitled upon the consummation of such Recap Event if such Holder had exercised the rights represented by this Warrant immediately prior thereto (including the right of a shareholder to elect the type of consideration it will receive upon a Recap Event), subject to adjustments (subsequent to such corporate action) as nearly equivalent as possible to the adjustments provided for elsewhere in this Section 3”.

2. Section 3.5 of the Warrant entitled “Adjustment for Sale of Shares Below Exercise Price” is deleted in its entirety.

3. Remainder of Warrant Unchanged. Except as herein amended, all remaining provisions of the Warrant shall remain in full force and effect.

4. Counterparts. This Amendment may be executed in one or more counterparts, each of which shall have the same force and effect of the original.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment To Warrant To Purchase Shares to be executed as of the date first above written.

COMPANY:

HANCOCK JAFFE LABORATORIES, INC.

By:	/s/ William Abbott
Name:	William Abbott
Title:	Chief Financial Officer

HOLDER:

[_________________________]

By:
Name:
Title:

[Signature Page to Amendment to Warrant]